SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.1)

ELRON ELECTRONIC INDUSTRIES LTD.
(Name of Subject Company)

ELRON ELECTRONIC INDUSTRIES LTD.
(Name of Persons Filing Statement)

Ordinary Shares, nominal value 0.003 New Israeli Shekels per share
(Title of Class of Securities)

290160100

(CUSIP Number of Class of Securities)

Paul Weinberg, Adv.
General Counsel & Corporate Secretary
Elron Electronic Industries Ltd.
3 Azrieli Center, 42nd Floor, Tel-Aviv 67023, Israel

(972-3) 607-5555

With a copy to:

Richard H. Gilden.
Kramer Levin Naftalis & Frankel LLP
919 Third Avenue
New York, New York 10022
Tel: 212-715-9486

(Names, addresses and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Elron Electronic Industries Ltd. , an Israeli company (“Company”) on July 28, 2004 with the Securities and Exchange Commission (“Schedule 14D-9”), in connection with the offer by Discount Investment Corporation Ltd. (the “Purchaser”) to purchase 2,203,425 outstanding ordinary shares, nominal (par) value NIS 0.003 per share, of the Company, at $15.00 per share , net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated July 16, 2004 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).

The information contained in the Schedule 14D-9 is incorporated herein by reference in response to all the items of this Amendment No. 1 to the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 4.

This item is amended by adding the following new paragraph at the end thereof:

“Executive officers and directors currently beneficially own 270,154 shares of the Company which includes currently exercisable options to purchase 141,312 shares of the Company at an exercise price per share less than $15.00. After reasonable inquiry, it is anticipated that executive officers and directors currently intend to tender up to 141,312 shares of the Company for sale to the Purchaser in the Offer. In addition, certain subsidiaries of Clal Insurance Enterprises Holdings Ltd., an affiliate of the Company, holding, as of August 4, 2004, 435,713 shares of the Company constituting approximately 1.5% of the outstanding shares of the Company, currently intend to tender shares of the Company for sale to the Purchaser in the Offer provided, however, that the price per share offered for the shares of the Company in the Offer is not less than the market price of the share on the date required to tender such shares. Except as set forth above, the Company is unaware of any affiliate or subsidiary, other than the Purchaser and its controlling entities and persons, which beneficially holds securities of the Company.”

ITEM 6.

Item 6 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“Item 6. Interest in Securities of the Subject Company.

Except as set forth below, neither the Company nor any of its officers, directors, affiliates or subsidiaries have effected any transactions in shares of the Company during the past

60 days. One officer of the Company exercised options to purchase ordinary shares and sold such shares and additional shares, as follows:

Date	Quantity	Price Per Share (in U.S. Dollars)	Total Cost (in U.S. Dollars)

June 20, 2004	9,000 (purchase)	$6.84	$61,560
June 20, 2004	9,000 (sale)	$13.90	$125,122
July 17, 2004	181 (sale)	$14.25	$2,579

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2004	ELRON ELECTRONIC INDUSTRIES LTD.
	By:	/s/ Tal Raz

	Name:	Tal Raz
	Title:	Chief Financial Officer